United States
Securities and Exchange Commission
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

MYMETICS CORPORATION
(Name of Issuer)

Common Stock
(Title of Class of Securities)

693286 10 6
(CUSIP Number)

Sandra Sewell-Jones
Round Enterprises Ltd., BVI
Sir William Place, St. Peter Port
Guernsey, GYI 4HQ Channel Islands
Tel. No.: 44 (0) 1481 7 23573
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Denis Dufresne, Esq.
Lombardo Dufresne LLP
4350 Theodore Fremd Ave
Rye, New York  10580
(914) 612-7019

see Item 3
(Date of Event which Requires
Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note:  Six copies of this statement, including all exhibits, should be filed with the Commission.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

Page 1 of 7 Pages.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 7 Pages.

SCHEDULE 13D
CUSIP No. 693286 10 6	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Round Enterprises Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions): PF, WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER
46,226,280;  all of which are held through Anglo Irish Bank, SA, as nominee who, as fiduciary, cannot take any action without the prior consent of Round Enterprises Ltd.; and 1,412,828 of which are issuable upon conversion of a currently convertible promissory note (conversion number based on the conversion price under the promissory note as of October 22, 2007).

	8	SHARED VOTING POWER 0
	9

SOLE DISPOSITIVE POWER
46,226,280;  all of which are held through Anglo Irish Bank, SA, as nominee who, as fiduciary, cannot take any action without the prior consent of Round Enterprises Ltd.; and 1,412,828 of which are issuable upon conversion of a currently convertible promissory note (conversion number based on the conversion price under the promissory note as of October 22, 2007).

	10	SHARED DISPOSITIVE POWER
11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON46,226,280;  all of which are held through Anglo Irish Bank, SA, as nominee who, as fiduciary, cannot take any action without the prior consent of Round Enterprises Ltd.; and 1,412,828 of which are issuable upon conversion of a currently convertible promissory note (conversion number based on the conversion price under the promissory note as of October 22, 2007).

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.49%
14	TYPE OF REPORTING PERSON (See Instructions): IV/CO

Page 3 of 7 Pages.

Item 1.  Security and Issuer.

This statement relates to the common stock, par value $0.01 per share (the "Common Stock") of Mymetics Corporation (the "Issuer").  The address of the Issuer's principal executive offices is 14, Rue de la Colombiere CH-1260 Nyon, Switzerland.

Item 2.  Identity and Background.

This statement is filed on behalf of Round Enterprises Ltd. ("Round").

Round Enterprises operates in the financial services business.  The business address of Round and each of its directors is c/o Round Enterprises Ltd., Sir William Place, St. Peter Port, Guernsey, GYI 4HQ Channel Islands.

During the last five years, neither Round nor, to its knowledge, any of its executive officers or directors have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, neither Round nor, to its knowledge, any of its executive officers or directors, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Round is organized under the laws of the British Virgin Islands.

The executive officers and directors of Round are as follows:

Directors:    Peter Albert Charles Daniels
                             Sandra Mary Sewell-Jones
                             Karen Helene Morton

Officers:              Fidsec Limited, Secretary

Item 3.  Source and Amount of Funds or Other Consideration.

Each acquisition of securities by Round Enterprises Ltd. (or on its behalf and at its direction) was either in open market transactions or through private placements using its own working capital and with personal funds.

In December 2005, Round acquired 6,000,000 shares of Issuer’s common stock in an open market transaction.

In January 2006, Round acquired 4,000,000 shares of Issuer’s common stock in an open market transaction.

In March 2006, Round acquired 2,500,000 shares of Issuer’s common stock in an open market transaction.

Page 4 of 7 Pages.

In May 2006, Round acquired 2,350,000 shares of Issuer’s common stock in an open market transaction.

In January 2007, Round acquired an aggregate of 2,620,000 shares of Issuer’s common stock in two separate open market transactions.

In February 2007, Round acquired 1,420,000 shares of Issuer’s common stock in an open market transaction.

In March 2007, Round acquired 8,712,000 shares of Issuer’s common stock in an open market transaction.

In June 2007, Issuer issued 5,393,000 shares of Issuer’s common stock to Round in connection with a private placement by Issuer.

In June 2007, Issuer issued an aggregate of 9,468,452 shares of Issuer’s common stock to Round upon conversion by Round of 3 promissory notes in the aggregate principal amount of 930,000 Euros.

In October 2007, Issuer issued 2,350,000 shares of Issuer’s common stock to Round in connection with a private placement by Issuer, and delivered to Round a convertible promissory note that is currently convertible into 1,412,828 shares of Issuer’s common stock (conversion number based on the conversion price under the promissory note as of October 22, 2007)

Item 4.  Purpose of Transaction.

Round has acquired the common stock for investment purposes.  Round will continuously evaluate its ownership of common stock and the Issuer's business and industry. Depending on market conditions and other factors that Round may deem material to its investment decision, Round may from time to time acquire additional shares of common stock in the open market or in privately negotiated transactions or may dispose of all or a portion of the shares of common stock that Round now owns or may hereafter acquire (whether such shares are owned directly or indirectly through a nominee such as Anglo Irish Bank, SA.  Accordingly, Round should not be considered a passive investor.

Round currently has no plans or proposals, though it the right, to subsequently devise or implement plans or proposals, which relate to or would result in:  (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the "Exchange Act"); or (j) any action similar to any of those enumerated above.

Page 5 of 7 Pages.

Item 5.  Interest in Securities of the Issuer.

Round has the beneficial ownership of a total of 46,226,280 shares of common stock, including 1,412,828 shares of common stock that is issuable upon conversion of a currently convertible promissory note.  All of these shares of common stock are held in the name of Anglo Irish Bank, SA as nominee for Round.  These shares represent in the aggregate an approximate 26.49% ownership in Mymetics Corp.

To the knowledge of Round, none of its directors or officers has any power to vote or dispose of any of Issuer’s shares of common stock, nor did Round (or Anglo Irish Bank, SA on its behalf) effect any transactions in such shares of common stock in the past 60 days, except as disclosed herein.

Item 3 above contains information regarding specific transactions by the Round.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Round has made the following loans to Issuer:

-	EUR 500,000 loan in March 2007 (made through Anglo Irish Bank, SA, as Round’s fiduciary), which loan was converted into common stock in June 2007.

-	EUR 200,000 loan in August 2006, which loan was converted into common stock in June 2007.

-	EUR 230,000 loan in April 2007, which loan was converted into common stock in June 2007.

-	EUR 500,000 loan in October 2007, which loan is accruing interest at a rate of 10% per annum and is evidenced by a convertible promissory note.

Item 7.  Materials to be Filed as Exhibits.

None.

Page 6 of 7 Pages.

SIGNATURE

After reasonable inquiry and, to the best of my knowledge and belief, I certify that the information set forth on this statement is true, complete and correct.

Dated: October 24, 2007

ROUND ENTERPRISES LTD.

By: /s/ Sandra Sewell-Jones
Name: Sandra Sewell-Jones
Title: Director

Page 7 of 7 Pages.